Exhibit 99.2

S. & Co. 2nd & 3rd Floor R. BATLIBOI LLP Golf View Corporate Tower - B Sector - 42, Sector Road Chartered Accountants Gurugram - 122 002, Haryana. India Tel : +91 124 681 6000 Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended Review Report to The Board of Directors Vedanta Limited 1. We have rev iewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the ‘Company’) for the quarter ended December 31, 20 I 9 and year to date from April I, 20 19 to December 31, 2019 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations. 2015 as amended (the ·‘Listing Regulations··). 2. This Statement, which is the responsibility of the Company’s management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) ““Interim Financial Reporting” prescribed under Section 133 ofthe Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly. we do not express an audit opinion. 4. Based on our review conducted as above. nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement. 5. The accompanying Statement includes the unreviewed financial results and other unreviewed financial information in respect of an unincorporated joint venture not operated by the Company, whose interim financial results and other financial information reflect total assets of Rs 149 Crore as at December 31, 2019, as considered in the unaudited standalone financial results based on their interim financial results and other financial information which have not been reviewed by the auditors of the unincorporated joint venture. These unreviewed financial results and other unreviewed financial information of the said unincorporated joint venture not operated by the Company have been approved and furnished to us by the Management. According to the information and explanations given to us by the Management, these interim financial results and other financial information are not material to the Company. Our conclusion on the Statement is not modified in respect of this matter. For S.R. BA TLIBOI & CO. LLP Chartered Accountants ICAI F’ re i tration number: 301003E/E300005 ner Membership No.: 41870 UDIN:2.oolt181--oAMl\t c.’ 0 I’\ Place: Kolkata Date: January 31 , 2020 S.R Batliboi & Co. LLP, a limited l1abihly Pdrtnership with LLP Identity No. AAB-4294 ReQd. Office 22, Camar StrPet, Block ‘B’ 3rd rloor, Kolkaln 700 016

Co. 2nd & 3rd Floor S.R. BArL1Bo1 & LLP Goll View Corporate Tower - B Chartered Accountants Sector - 42, Sector Road Gurugram - 122 002, Haryana. India Tel : +91 124 681 6000 Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended Review Report to The Board of Directors Vedanta Limited 1. We have reviewed the accompanying Statement of unaudited Consolidated Financial Results of Vedanta Limited (“the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as ‘the Group’), its associates and jointly controlled entities for the quarter ended December 31, 2019 and year to date from April I, 2019 to December 31 , 20 19 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”). 2. This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 24 10, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. We also performed procedures in accordance with the Circular No. CIR/CFD/CMD 1/44/20 19 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable. 4. The Statement includes the results of the entities as mentioned in Annexure 1. 5. Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 6 and 7 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement. Page 1 ofS $,R Batl1boi & Co. LLP, a limited l1ab1l1ty Partnership with LLP Identity No. AA8·4294 ReQd. Office, 22, Cam,1r <:.trept, Block ·a·. 3rd rloor, Kolk,1ta·700 016

S.R. BATLIBOI & CO. LLP
Chartered Accountants

6. The accompanying Statement includes unaudited interim financial results and other unaudited financial information of 8 subsidiaries, whose interim financial results and financial information reflect total assets of Rs. 14,983 Crore as at December 31, 2019 and total revenues of Rs. 1,772 Crore and Rs. 5,647 Crore, total net loss after tax of Rs. 72 Crore and Rs. 132 Crore, total comprehensive loss of Rs. 71 Crore and Rs. 133 Crore, for the quarter ended December 31, 2019 and for the period from April 1, 2019 to December 31, 2019, respectively, as considered in the Statement, which have been reviewed by their respective independent auditors. The Statement also includes the Group's share of net profit after tax of Rs. Nil and total comprehensive income of Rs. Nil, for the quarter and nine months ended December 31, 2019, as considered in the Statement, in respect of 1 associate, whose interim financial results and other financial information has been reviewed by its respective independent auditors. The independent auditor's reports on interim financial results and other financial information of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries and associate entity is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

7. Certain of these subsidiaries and associates are located outside India whose unaudited financial results and other unaudited financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company's management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Holding Company's management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and reviewed by us.

8. The accompanying Statement of unaudited consolidated financial results includes unreviewed interim financial results and other unreviewed financial information in respect of 9 subsidiaries, whose interim financial results and other financial information reflect total assets of Rs. 5,137 Crore as at December 31, 2019, total revenues of Rs. 65 Crore and Rs. 254 Crore, total net loss after tax of Rs. 120 Crore and Rs. 779 Crore, total comprehensive loss of Rs. 120 Crore and Rs. 780 Crore, for the quarter ended December 31, 2019 and for the period from April 1, 2019 to December 31, 2019, respectively, as considered in the Statement. Additionally, the accompanying statement includes unreviewed financial results and other unreviewed financial information in respect of an unincorporated joint venture not operated by the Company, whose interim financial results and other financial information reflect total assets of Rs 149 Crore as at December 31, 2019, as considered in the unaudited consolidated financial results. The Statement also includes the Group's share of net profit after tax of Rs. Nil and total comprehensive income of Rs. Nil, for the quarter ended December 31, 2019 and for the period from April 1, 2019 to December 31, 2019, as considered in the Statement, in respect of 1 associate and 3 jointly controlled entities, based on their interim financial results and other financial information which have not been reviewed by their auditor(s). These unaudited financial results and other unaudited financial information have been approved and furnished to us by the management. Our conclusion, in so far as it relates to the affairs of these subsidiaries, non-operated unincorporated joint venture, associates and jointly controlled entities, is based solely on such unaudited financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results and other financial information are not material to the Group.

S.R. BATLIBOI & CO. LLP GURUGRAM

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S.R. BArL1Bo1 & Co. LLP Chartered Accountants Our conclusion on the Statement in respect of matters stated in para 6, 7 and 8 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results as certified by the Management. For S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Fir registration number: 301003E/E300005 , tner Membership No.: 41870 UDIN: 2o oLt IS 1- o L\ A A.o..._A. !)59 80 Place: Kolkata Date: January 31, 2020 Page 3 of 5

S.R. BATLIBOI & CO. LLP
Chartered Accountants

Annexure 1

List of subsidiaries/associates/ jointly controlled entities

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Rosh Pinah Healthcare (Pty) Ltd
21	Black Mountain Mining (Pty) Ltd
22	THL Zinc Holding BV
23	Vedanta Lisheen Holdings Limited (VLHL)
24	Vedanta Exploration Ireland Limited
25	Vedanta Lisheen Mining Limited (VLML)
26	Killoran Lisheen Mining Limited
27	Killoran Lisheen Finance Limited
28	Lisheen Milling Limited
29	Vizag General Cargo Berth Private Limited
30	Paradip Multi Cargo Berth Private Limited
31	Sterlite Ports Limited (SPL)
32	Maritime Ventures Private Limited
33	Goa Sea Port Private Limited
34	Bloom Fountain Limited (BFM)
35	Western Cluster Limited
36	Cairn India Holdings Limited
37	Cairn Energy Hydrocarbons Ltd
38	Cairn Exploration (No. 2) Limited
39	Cairn Energy Gujarat Block 1 Limited
40	Cairn Energy Discovery Limited
41	Cairn Energy India Pty Limited
42	CIG Mauritius Holdings Private Limited
43	CIG Mauritius Private Limited
44	Cairn Lanka Private Limited

S.R. BATLIBOI & CO. LLP * GURUGRAM *

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S.R. BATLIBOI & Co. LLP Chartered Accountants S.No. Name 45 Cairn South Africa Pty Limited 46 Vedanta ESOS Trust 47 Avanstrate (Japan) Inc. (ASI) 48 Avanstrate (Korea) Inc 49 Avanstrate (Taiwan) Inc 50 Vedanta Star Limited 51 Electrosteel Steels Limited 52 Lisheen Mine Partnership Associates S. No. Name 1 RoshSkor Township (Proprietary) Limited 2 Gaurav Overseas Private Limited J” omtty l contro lid e entitles S.No. Name I Goa Maritime Private Limited 2 Rampia Coal mines and Energy Private limited 3 Madanpur South Coal Company Limited I Page 5 ofS